SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON D.C.  20549

                                 ___________________


                                     SCHEDULE 13D


                      UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                  (AMENDMENT NO. __)*


                             AMERICAN ELECTROMEDICS CORP.
                             ----------------------------
                                   (Name of Issuer)


                             COMMON STOCK, $.10 PAR VALUE
                             ----------------------------
                            (Title of Class of Securities)


                                     0225569-203
                                     -----------
                                    (CUSIP Number)


                                      ANDY ROSCH
                                     ALT BUCKOW 6
                                BERLIN, GERMANY 12349

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             (Name, Address and Telephone Number of Person Authorized to
                         Receive Notices and Communications)

                                  DECEMBER 18, 1997

                ------------------------------------------------------
               (Date of Event which Requires Filing of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
          Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

          NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


                                                       Page 1 of 5 Pages
                                                            -    -


          -------------------------
               * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all provisions of the Act (however, see the Notes).

                                     SCHEDULE 13D

           --------------------------           ------------------------------
           CUSIP NO. 022 5569 203               PAGE 2 OF 5 PAGES
                     ------------                   ---  ---
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             1    NAME OF REPORTING PERSON
                  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                       Andy Rosch

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             2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [ ]
                                                                       (b) [ ]
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             3    SEC USE ONLY

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             4    SOURCE OF FUNDS*

                       PF
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             5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEMS 2(d) or 2(E)                           [ ]

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             6    CITIZENSHIP OR PLACE OF ORGANIZATION

                       Germany

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             NUMBER OF     7   SOLE VOTING POWER

              SHARES                310,000 shs.
                          --------------------------------------------------
           BENEFICIALLY    8   SHARED VOTING POWER

             OWNED BY               N/A
                          --------------------------------------------------
               EACH        9   SOLE DISPOSITIVE POWER

             REPORTING              310,000 shs.
                          --------------------------------------------------
            PERSON WITH   10   SHARED DISPOSITIVE POWER

                                    N/A
           ------------------------------------------------------------------
            11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       310,000 shs.
           ------------------------------------------------------------------
            12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES*                                         [ ]

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            13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                        7.2%
           -----------------------------------------------------------------
            14    TYPE OF REPORTING PERSON*

                       IN
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

          ITEM 1.  SECURITY AND ISSUER
                   -------------------

               The class of equity securities to which this initial filing relates is the common stock, $.10 par value per share (the "Common Stock"), of American Electromedics Corp., a Delaware corporation (the "Company"). The Company has its principal executive offices at 13 Columbia Drive, Suite 18, Amherst, New Hampshire 03031.

          ITEM 2.  IDENTITY AND BACKGROUND
                   -----------------------
               (a)  The person filing this statement is Andy
                    Rosch.

               (b)  Mr. Rosch's address is Alt Buckow 6, Berlin,
                    Germany 12349.

               (c)  Mr. Rosch's principal occupation is as
                    General Manager of Rosch GmbH Medizintechnik
                    ("Rosch GmbH").

               (d) During the last five years Mr. Rosch has not been convicted in a criminal proceeding.

               (e) During the last five years Mr. Rosch was not a party to any civil proceeding of a judicial or administrative body of competent jurisdiction.

               (f)  Mr. Rosch is a citizen of Germany.

          ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
                   -------------------------------------------------

               Personal funds were used in connection with the acquisition of 310,000 shares of Common Stock noted in Item 4 below.

          ITEM 4.  PURPOSE OF TRANSACTION
                   ----------------------

               In January 1996, the Company purchased a 50% interest in Rosch GmbH, a company wholly-owned by Mr. Rosch, for 100,000 shares of Common Stock (adjusted to reflect a five-for-one stock split effective in November 1996) and other consideration.

               On December 18, 1997, the Company purchased from Mr. Rosch the remaining 50% interest in Rosch GmbH and an interest in another company for 210,000 shares of Common Stock and other consideration pursuant to a Stock Purchase Option Agreement, dated as of November 1, 1997, between the Company and Mr. Rosch (the "1997 Purchase Agreement").

               On January 12, 1998, Mr. Rosch was elected as a director of the Company pursuant to a covenant in the 1997 Purchase Agreement whereby the Company agreed to fill a vacancy by presently electing him a director and to include him on the management slate for directors at the 1998 annual meeting of stockholders.

               Mr. Rosch has no plans or proposals to engage in any transactions specified in paragraphs (a) through (j) of this Item; although he may consider one or more such transactions in the future depending upon factors then existing, such as the market for the Company' Common Stock and the Company's then prospects.

          ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER
                   ------------------------------------

               (a) Mr. Rosch is the direct beneficial owner of 310,000 shares of Common Stock which represents 7.2% of the total number of shares of Common Stock reported to be outstanding in the Company's Quarterly Report on Form 10-QSB for the Quarterly Period Ended October 31, 1997.

               (b)  Mr. Rosch has sole voting power for the
                    310,000 shares of Common Stock listed in Item
                    5(a) and has sole dispositive power as to such 310,000 shares of Common Stock.

               (c) On December 18, 1997, the Company purchased a 50% interest in Rosch GmbH from Mr. Rosch for 210,000 shares of Common Stock and other consideration.

               (d)  Not applicable.

               (e)  Not applicable.

          ITEM 6.  CONTRACTS, ARRANGEMENTS AND UNDERSTANDINGS
                   ------------------------------------------

               Pursuant to the 1997 Stock Purchase Agreement, on December 18, 1997, Mr. Rosch sold to the Company the remaining 50% interest in Rosch GmbH and a 45% interest in another company for 210,000 shares of Common Stock and other consideration. Pursuant to a covenant in that agreement, on January 12, 1998 Mr. Rosch was elected as a director of the Company to fill a vacancy on the Board, and Mr. Rosch will be included on the management slate for directors at the 1998 annual meeting of stockholders, and his Contract of Employment with Rosch GmbH was amended extending the terms to December 31, 2000 and changing the compensation terms.

          ITEM 7.  MATERIAL FILED AS EXHIBITS
                   --------------------------

               Exhibit No. 1  Stock Purchase Option Agreement dated as of
                              November 1, 1997 (filed as Exhibit 10.1 to the Company's Quarterly Report on Form 10-QSB for the Quarterly Period Ended October 31, 1997 and incorporated herein by reference thereto).

                                      SIGNATURE
                                      ---------

               After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in the statement is true, complete and correct.


          Date:  January 29, 1998


                                             /s/ Andy Rosch
                                             ----------------------
                                               Andy Rosch